Alliant Techsystems Inc.
7480 Flying Cloud Drive
Minneapolis, MN 55344

www.atk.com

June 24, 2010

David R. Humphrey

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:           Alliant Techsystems Inc.

Form 10-K for the fiscal year ended March 31, 2010

Filed May 24, 2010

File No. 001-10582

Dear Mr. Humphrey:

We refer to your comment letter addressed to me, dated June 23, 2010, regarding the above-referenced Form 10-K.

As discussed today with Amy Geddes of your staff, we hereby request that the deadline for providing the response to your comment letter be extended from 10 business days to 20 business days, due to the July 4 holiday and the travel schedules of our management.  Accordingly, we would plan to respond to your comment letter no later than July 22, 2010.

Sincerely,

/s/ John L. Shroyer

John L. Shroyer
Chief Financial Officer

cc: Amy Geddes, SEC cc: Joseph Foti, SEC